State of Delaware
Secretary of State
Division of Corporations
Delivered 02:56 PM 10/28/2020
FILED 02:56 PM 10/28/2020
SR 20208091601 - File Number 3927945

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

I Got It Holdings Corp. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of I Got It Holdings Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended said Article shall be and read as follows:

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 100,000 shares of capital stock, of which (i) 70,000 shall be designated "Class A Common Stock" and have a par value of $0.0001 per share, (ii) 1,000 shall be designated as a "Class B Common Stock" and have a par value of $0.0001 and (iii) 29,000 shall be designated "Class C Common Stock" and have a par value of $0.0001. The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A) Common Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1. Class A Common Stock.

(a) General. The voting, dividend and liquidation and other rights of the holders of the Class A Common Stock are expressly made subject to and qualified by the rights of the holders of the Class B and Class C Common Stock set forth herein.

(b) Voting Rights. Except as provided in the Delaware General Corporation Law, the holders of the Class A Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class A Common Stock shall, at all times vote together with the holders of Class B Common Stock as a

single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) Dividends. Each holder of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class B and Class C Common Stock.

(d) Redemption. The shares of Class A Common Stock are not redeemable at the option of the holder thereof.

(e) Equal Status. Except as expressly set forth herein, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B and Class C Common Stock.

(f) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class A Common Stock will be entitled to receive, pro rata with the holders of the Class B and Class C Common Stock all assets of the Corporation available for distribution to its stockholders.

2. Class B Common Stock.

(a) General. The voting, dividend and liquidation and other rights of the holders of the Class B Common Stock are expressly made subject to and qualified by the rights of the holders of the Class A and Class C Common Stock set forth herein.

(b) Voting. Each holder of Class B Common Stock shall have the right to 1 vote per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class B Common Stock shall at all times vote together with the holders of Class A and Class C Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) Dividends. Each holder of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class A and Class C Common Stock.

(d) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class B Common Stock will be entitled to receive, pro rata with the holders of the Class A and Class C Common Stock, all assets of the Corporation available for distribution to its stockholders.

(e) Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding Class A and Class C Common Stock, then the outstanding Class B Common Stock will be subdivided or combined in the same proportion and manner; provided, however, that the outstanding shares of Class B Common Stock shall not equal less than one whole share.

(f) Equal Status. Except as expressly set forth herein, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A and Class C Common Stock.

(g) Redemption. The shares of Class B Common Stock are not redeemable at the option of the holder thereof.

(h) Automatic Conversion. In the event that any holder of Class B Common Stock transfers any such shares of Class B Common Stock (such transferred shares, "Class B Common Transfer Shares"), then each Class B Common Transfer Share shall automatically, and without any further action on the part of such holder, be converted into an equal number of fully paid and nonassessable shares of Class A Common Stock, effective upon, subject to, and concurrently with the consummation of such transfer of Class B Common Transfer Shares; provided, however, that notwithstanding the foregoing, (i) at least one share of Class B Common Stock shall remain outstanding and shall be held by the initial holder thereof or by (A) such holder's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the holder, or (C) an affiliate entity controlled by, controlling, or under common control of the such holder and (ii) this Section 2(h) shall not apply to any transfer of Class B Common Shares made either during the transferor's lifetime or by will or intestacy to (A) the transferor's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the transferor, or (C) an affiliate entity controlled by, controlling, or under common control of the transferor.

3. Class C Common Stock.

(a) General. The voting, dividend and liquidation and other rights of the holders of the Class C Common Stock are expressly made subject to and qualified by the rights of the holders of the Class A and Class B Common Stock set forth herein.

(b) Voting Rights. Except as provided in the Delaware General Corporation Law, the holders of the Class C Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class C Common Stock shall, at all times vote together with the holders of Class B Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) Dividends. Each holder of Class C Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class A and Class B Common Stock.

(d) Redemption. The shares of Class C Common Stock are redeemable at the option of the Class C holder's investment at terms specified by the Board of Directors. The Corporation may issue Class C Common Stock subsequently, and each issuance will bear a similar redemption feature.

(e) Equal Status. Except as expressly set forth herein, Class C Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A and Class B Common Stock.

(f) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class C Common Stock will be entitled to receive, pro rata with the holders of the Class A and Class B Common Stock all assets of the Corporation available for distribution to its stockholders.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said I Got It Holdings Corp. has caused this certificate to be signed by an authorized officer, this 28 day of October , 2020.

BY: _____ -Signature

Name: Joseph A. De Perio _____ -please print
Authorized Officer